Exhibit 99.1

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

		As of	As of
		September 30,	December 31,
	Note	2010	2009
		(unaudited)
A S S E T S

CURRENT ASSETS
Cash and cash equivalents		$87,599	$81,795
Trade accounts receivable		69,424	40,604
Other receivables		3,476	2,520
Inventories	2	37,635	32,250
Other current assets		8,945	10,304
Total current assets		207,079	167,473

LONG-TERM INVESTMENTS		30,535	29,361

PROPERTY AND EQUIPMENT, NET		375,418	371,400

INTANGIBLE ASSETS, NET		57,375	67,601

GOODWILL		7,000	7,000

OTHER ASSETS , NET		7,390	8,002

TOTAL ASSETS		$684,797	$650,837

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank loan		$12,000	$7,000
Trade accounts payable		50,933	42,012
Deferred revenue and short-term customers' advances		47,327	24,696
Other current liabilities		41,826	23,652
Total current liabilities		152,086	97,360

LONG-TERM LOANS FROM BANKS	3	126,459	187,606

DEBENTURES	3	228,970	241,207

LONG-TERM CUSTOMERS' ADVANCES		8,047	8,262

OTHER LONG-TERM LIABILITIES	3	67,668	60,388

Total liabilities		583,230	594,823

SHAREHOLDERS' EQUITY	4	101,567	56,014

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$684,797	$650,837

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2010	2009	2010	2009
	(unaudited)		(unaudited)

REVENUES	$374,142	$198,196	$134,678	$79,570

COST OF REVENUES	300,357	231,248	98,887	84,915

GROSS PROFIT (LOSS)	73,785	(33,052)	35,791	(5,345)

OPERATING COSTS AND EXPENSES

Research and development	19,250	16,364	6,893	6,057
Marketing, general and administrative	32,201	21,913	11,060	8,025

	51,451	38,277	17,953	14,082

OPERATING PROFIT (LOSS)	22,334	(71,329)	17,838	(19,427)

FINANCING EXPENSE, NET	(56,216)	(27,032)	(12,966)	(16,758)

OTHER INCOME, NET	78	2,163	27	1,704

PROFIT (LOSS) BEFORE INCOME TAX	(33,804)	(96,198)	4,899	(34,481)

INCOME TAX BENEFIT (EXPENSE)	(9,859)	7,150	(3,666)	4,240

PROFIT (LOSS) FOR THE PERIOD	$(43,663)	$(89,048)	$1,233	$(30,241)

BASIC EARNING (LOSS) PER ORDINARY SHARE

Earnings (loss) per share	$(0.19)	$(0.55)	$0.01	$(0.18)

DILUTED EARNING (LOSS) PER ORDINARY SHARE
Diluted earnings (loss) per share	$(0.19)	$(0.55)	$0.00	$(0.18)

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Nine months ended
	September 30,
	2010	2009
	(unaudited)
CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(43,663)	$(89,048)
Adjustments to reconcile loss for the period to net cash provided by operating activities:
Income and expense items not involving cash flows:
Loss from notes exchange, net	2,350	--
Depreciation and amortization	112,720	105,213
Effect of indexation, translation and fair value measurement on debt	19,980	(2,587)
Other income, net	(78)	(2,163)
Changes in assets and liabilities:
Trade accounts receivable	(30,070)	3,739
Other receivables and other current assets	936	(695)
Inventories	(5,385)	12,153
Trade accounts payable	2,912	(7,566)
Deferred revenue and customers' advances	22,416	(1,039)
Other current liabilities	13,439	(3,371)
Other long-term liabilities	1,024	(6,687)
Net cash provided by operating activities	96,581	7,949

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(83,878)	(18,199)
Proceeds related to sale and disposal of property and equipment	600	--
Investments in other assets, intangible assets and others	(818)	--
Long-term investments	--	(1,022)
Net cash used in investing activities	(84,096)	(19,221)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of shareholders' equity	47,984	42,180
Debts repayment	(54,665)	(5,776)
Repayment of debenture	--	(8,254)
Net cash provided by (used in) financing activities	(6,681)	28,150

Effect of foreign exchange rate change	--	(75)

INCREASE IN CASH AND CASH EQUIVALENTS	5,804	16,803
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	81,795	34,905

CASH AND CASH EQUIVALENTS - END OF PERIOD	$87,599	$51,708

NON-CASH ACTIVITIES

Investments in property and equipment	$10,088	$885
Conversion of convertible debentures to share capital and exercise of warrant	$34,206	$3,987
Reclassification of warrant to shareholders' equity	$--	$404
Stock based compensation for warrants granted during the period	$--	$3,829

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$13,159	$13,752
Cash paid during the period for income taxes	$3,646	$1,173

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL

A.	Basis for Presentation

(1)
The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries, Tower Semiconductor USA, a marketing and sales subsidiary in the United States and Jazz Technologies, the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc. (holding Newport Fab LLC), an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz Technologies and Jazz Semiconductor shall collectively be referred to herein as “Jazz”). Tower and its wholly owned subsidiaries are referred to as the “Company”. References to the “Company” for dates prior to the merger of Tower and Jazz on September 19, 2008 (the “Jazz Merger”), shall exclude Jazz.

(2)
The interim financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The unaudited condensed interim consolidated financial statements as of September 30, 2010 of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2009 and for the year then ended, including the notes thereto.

In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

(3)
Fair Value of Financial Instruments - the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value due to their short maturities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

A.	Basis for Presentation (cont.)

(4)           Initial Adoption of New Standards

ASU 2009-5 - Fair Value Measurement and Disclosures of Liabilities

Effective January 1, 2010, the Company adopted FASB Accounting Standards Update (“ASU”) No. 2009-05, “Fair Value Measurement and Disclosures Topic 820 - Measuring Liabilities at Fair Value”, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures - Overall, for the fair value measurement of liabilities.  This update provides clarification that in circumstances that  liabilities are measured at fair value, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that uses the quoted price of the identical or similar liability or identical or similar liability when traded as an asset (which would be considered Level 1 fair value measurement); or (2) another valuation technique that is consistent with the principles of topic 820. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include an adjustment to the fair value due to the restriction that prevents the transfer of the liability. The adoption of this update did not impact the Company’s consolidated financial position, results of operations or cash flows.

    ASU 2010-6 - Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures”, that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this standard did not have any effect on the Company’s financial position and results of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

A.	Basis for Presentation (cont.)

(4)           Initial Adoption of New Standards (cont.)

ASU 2010-17- Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force)

In April 2010, the FASB issued Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force). The amendments in this update provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive as defined in the ASU.

A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved.

The update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

(5)           Recently Issued Accounting Standards

                                                                ASU 2009-13 - Multiple Deliverable Revenue Arrangements

In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

A.	Basis for Presentation (cont.)

(5)           Recently Issued Accounting Standards (cont.)

                                                                ASU 2009-13 - Multiple Deliverable Revenue Arrangements (cont.)

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable’s selling price.

The update is effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

ASU 2010-13 - Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades

In April 2010, the FASB issued this ASU to clarify the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades.

This update provides amendments to Topic 718 to clarify that employee share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of  the entity’s equity securities trades should also be classified as an equity award. The update is effective for periods beginning after December 15, 2010. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

(6)	Certain amounts in prior periods’ financial statements have been reclassified in order to conform to 2010 presentation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

B.	Financing of the Company’s Debt Obligations and Other Liabilities

During the past six quarters, the Company experienced  business, financial and economic improvement, as reflected by the improvement in the Company’s revenue, gross profit, operating profit, net profit/ loss and cash flow from operating activities as compared to the period prior to mid 2009 which was negatively affected by the global economic downturn that commenced in 2008. However, market analysts are currently cautious in regards to the global economic conditions forecasted for 2011 and beyond, and there can be no assurance that the improvement in the Company’s operations will continue for a sustained period of time and there is no assurance that another downturn in the semiconductor industry and/ or in the global economy will not occur. The effects of another downturn in the semiconductor industry and/ or in the global economy, may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide which may impact consumer and customer demand for the Company’s products and the end products of the Company’s customers, as well as our commercial relationships with our customers, suppliers, and creditors, including our lenders. An un-sustainable global economic recovery or another downturn may adversely affect the Company’s future financial results and position, including its ability to fulfill its debt obligations and other liabilities, comprised mainly of banks’ loans and debentures. See further details in Notes 10, 12, 13 to the 2009 audited consolidated financial statements and Note 4 below.

The Company is working in various ways to fulfill its debt obligations and other liabilities, and to fund its planned capacity growth, including, among others, debt restructuring and/or refinancing, exploring fund raising opportunities, sale of assets, liquidation of Jazz’s holdings in HHNEC, intellectual property licensing, possible sale and lease-back of real estate assets, improving operational efficiencies and sales and the receipt of all or part of pending grants from the Israeli Investment Center. In June 2010, Jazz entered into an agreement with Wells Fargo to extend $45,000 of revolving credit lines to September 2014, and in July 2010 Jazz entered into an agreement to exchange approximately $80,000 of convertible bonds originally due 2011 for newly issued non-convertible notes due June 2015. During 2010, Tower signed and closed definitive agreements with the Israeli Banks, pursuant to which Tower repaid a total of approximately $50,000 of its debt to the Israeli Banks and refinanced its remaining debt such that it will be repaid in September 2013 through December 2015. In October 2010, Tower raised approximately $100,000 through the issuance of long-term convertible debentures repayable in two equal installments on December 2015 and December 2016, see details in Note 4 below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 1                 -      GENERAL (cont.)

B.	Financing of the Company’s Debt Obligations and Other Liabilities (cont.)

However, there is no assurance that the Company will be able to meet all its debt obligations and other liabilities and fund its planned capacity expansion and/or obtain sufficient funding from these or other sources to fund the above. See further details in Notes 7C, 10, 12, 13, 17F and 17I-J to the 2009 audited consolidated financial statements and Note 4 below.

NOTE 2                 -      INVENTORIES

Inventories consist of the following:

	September 30, 2010	December 31, 2009
Raw materials	$15,512	$10,294
Work in process	20,872	17,743
Finished goods	1,251	4,213
	$37,635	$32,250

Work in process and finished goods are presented net of aggregate write- downs to net realizable value of $2,955 and $3,107 as of September 30, 2010 and December 31, 2009, respectively.

NOTE 3                 -      FAIR VALUE MEASUREMENTS

(A)	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding long-term debentures and long-term banks loans, do not materially differ from their respective carrying amounts as of September 30, 2010 and December 31, 2009. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of September 30, 2010 and December 31, 2009 were $249,774 and $240,272, respectively compared to carrying amounts of $231,311 and $241,207, for the above dates, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 3                 -      FAIR VALUE MEASUREMENTS (cont.)

(B)	Fair Value Measurements

Fair values were determined, as follows:

For Tower’s loans from Israeli Banks fair value is based on the income approach using a present value technique under which the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. Tower discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity based on the expected contractual payments.

For Embedded Derivatives and Warrants - the Company utilized the Black Scholes Merton formula.

For over the counter derivatives - the Company used the market approach using quotation from independent brokers and dealers.

For Tower’s convertible debentures series E - the market approach using quoted market prices for the liability traded as an asset, were used.

Recurring Fair Value Measurements Using the Indicated Inputs:

	September 30, 2010	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)
Convertible debentures series E	$43,526	$43,526	$--	$--
Tower’s long-term loans	116,459	--	--	116,459
Derivatives	2,083	--	2,083	--
Warrants and previously bifurcated conversion option	22,869	258	--	22,611
	$184,937	$43,784	$2,083	$139,070

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 3                 -      FAIR VALUE MEASUREMENTS (cont.)

(B)	Fair Value Measurements (cont.)

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower's long-term loans	Warrants and previously bifurcated conversion option
As of January 1, 2010 - at fair value	$167,606	$12,034
Warrants exercise	--	(1,746)
Decrease in bifurcated conversion option due to conversions	--	(6,249)
Issuance of warrants		13,249
Loan repayment	(49,065)	--
Total losses (gains) unrealized in earnings	(2,082)	5,323
As of September 30, 2010 - at fair value	$116,459	$22,611
Unrealized losses (gains) in earnings from liabilities held at period end	$(2,082)	$5,323

Non Recurring Fair Value Measurements Using the Indicated Inputs:

	Jazz's New Notes as of Exchange Date (Note 4F)	Significant unobservable inputs (Level 3)
Jazz's New Notes	$62,539	$62,539
	$62,539	$62,539

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2009	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Convertible debentures series E	$37,342	$37,342	$--	$--
Tower’s long-term loans	167,606	--	--	167,606
Derivatives	3,502	--	3,502	--
Warrants and previously bifurcated conversion option	12,779	745	--	12,034
	$221,229	$38,087	$3,502	$179,640

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 3                 -      FAIR VALUE MEASUREMENTS (cont.)

(C)	Composition of Balances

As of September 30, 2010 and December 31, 2009, the carrying amount of long-term loans from banks amounted to $126,459 and $187,606, respectively, of which $116,459 and $167,606 is calculated at fair value as of such dates.

As of September 30, 2010 and December 31, 2009, the carrying amount of debentures amounted to $231,311 and $241,207, respectively, of which $43,526 and $37,342 is calculated at fair value as of such dates.

NOTE 4                 -      RECENT DEVELOPMENTS AND OTHERS

A.	Options Granted to Directors

In January 2010, under Tower’s Independent-Director Share Option Plan, 150,000 Tenure Options were granted to an independent director at an exercise price of $1.15. For more details regarding the terms of granted options see Note 17B(1)(f) to the  2009 audited consolidated financial statements.

B.	Agere/LSI Action

During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent No. 5,227,335. Following the initial filing, in October 2008, LSI amended the ITC complaint to add Tower, Jazz and three other corporations as additional respondents. In September 2009, the administrative law judge (“Judge”) ruled against LSI and in favor of the respondents, determining that the patent claims asserted by LSI are invalid. In November 2009, in response to a Petition for Review filed by LSI, the ITC determined that it would review the Judge’s determination on patent invalidity. In March 2010, the full ITC commission determined that there is no ITC violation, found the LSI patent claims to be invalid, and terminated the ITC investigation. The Company does not know whether any further legal proceedings will be pursued by LSI and cannot predict the outcome thereof.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 4                 -      RECENT DEVELOPMENTS AND OTHERS (cont.)

C	Universal Registration Statement on Form F-3

In September 2010, Tower filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $50,000 of securities which Tower may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in September 2010. As of the date of the approval of the financial statements, the registration statement was not yet utilized.

D.	Definitive Agreement with YA Global Master SPV Ltd. (“YA”)

During the first nine months of 2010, YA invested in Tower $47,000 for the issuance of approximately 34 million ordinary shares as part of a definitive equity purchase agreement signed in August 2009, as amended in 2010. Under the agreement, YA is committed to invest funds in Tower’s shareholders’ equity, upon the receipt of a request from Tower that could be submitted from time to time, in consideration for ordinary shares at 3% discount to market price at the time such investment is made. Investments made by YA are made such that YA will not hold more than 4.99% of Tower’s ordinary shares during the period of the agreement. See further details in Note 17I to the 2009 audited consolidated financial statements.

In November 2010, Tower and YA signed an amendment to the definitive agreement to increase YA's commitment to invest in Tower’s shareholders’ equity by an additional $35,000 upon the receipt of a request from Tower that could be submitted from time to time, in consideration for ordinary shares at 2% discount to market price at the time such investment is made.

E.	An agreement with an Asian entity

Further to the agreement with an Asian entity, detailed in Note 16D(4) to the 2009 audited consolidated financial statements, Tower recorded $17,044 and $52,954 in revenues during the three and nine months ended September 30, 2010, respectively and $11,031 and $35,007 in expenses during the three and nine months ended September 30, 2010, respectively in the statement of operations relating to this agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 4                 -      RECENT DEVELOPMENTS AND OTHERS (cont.)

F.	Debt Restructuring

(1)          Jazz’s Credit Lines Extension

In June 2010, Jazz entered into an amendment to its credit line agreement, pursuant to which, the maturity date of the revolving credit facility was extended to September 2014, with available credit under the facility of up to $45,000. The borrowing availability varies according to the levels of the borrowers’ accounts receivable, eligible equipment and other terms and conditions described in the agreement. Loans under the facility will bear interest at a rate equal to, at borrowers’ option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate (as defined in the agreement) plus a margin ranging from 2.25% to 2.75% per annum. For details about Jazz Credit Facility, see Note 10 to the 2009 audited consolidated financial statements

(2)          Jazz’s Notes Exchange Transaction

In July 2010, Jazz (together with its domestic subsidiaries) and Tower, entered into an exchange agreement (the “Exchange Agreement”) with certain note holders (the “Participating Holders”) holding approximately $80,000 principal amount of Jazz’s outstanding 8% convertible notes due December 2011 (the “Old Notes”). Under the Exchange Agreement, the Participating Holders exchanged their Old Notes for newly-issued 8% non-convertible notes of Jazz due June 2015 (the “New Notes”) according to an exchange ratio of 1.175 New Notes for each 1.000 Old Notes. Interest is payable semiannually on June 30 and December 31 of each year.

In addition, the Participating Holders received warrants to purchase approximately 25.3 million ordinary shares of Tower in consideration for $1.70 per share (the “Tower Warrants”). On July 15, 2010, the transactions contemplated by the Exchange Agreement were consummated, resulting in the issuance of the New Notes and Tower Warrants in exchange for the Old Notes in accordance with the terms of the Exchange Agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 4                 -      RECENT DEVELOPMENTS AND OTHERS (cont.)

F.	Debt Restructuring (cont.)

(2)          Jazz’s Notes Exchange Transaction (cont.)

The New Notes are governed by an indenture (the “Indenture”) among Jazz, its domestic subsidiaries as guarantors, and U.S. Bank National Association, a national banking association, as trustee. The New Notes constitute unsecured obligations of Jazz, rank on parity in right of payment with all other indebtedness of Jazz including the Old Notes, are effectively subordinated to all secured indebtedness of Jazz to the extent of the value of the collateral securing such indebtedness and are not guaranteed by Tower.

In September 2010, Tower filed a registration statement on Form F-3 under the Securities Act covering resale of the Tower Warrants and underlying shares, which has been declared effective in September 2010.

In October 2010, Jazz filed a registration statement on Form S-4 under the Securities Act covering an offer to exchange the New Notes for newly issued notes identical to the New Notes, except that the newly issued notes would be freely tradable and would not bear any restrictive legends. The Form S-4 has not yet been declared effective.

Jazz applied the provisions of ASC 470-50 "Modifications and Extinguishments" to account for debt exchange. Jazz first, determined that the exchange was not considered troubled debt, mainly due to the fact that no concession was given by the creditor. Based on the provisions of the ASC 470-50 Jazz determined that the exchange resulted in an extinguishment of the old debt and the issuance of a new debt.  As described above warrants and New Notes were issued to settle the Old Notes. Jazz considered the transaction to be at arm's length (the transaction was made between willing unrelated parties) and as such to provide evidence of fair value. Since the new debt is not traded and no quotes were available, Jazz determined the fair value of the New Notes in a manner consistent with the manner used in the allocation of the purchase price of Jazz in September 2008, by giving weights to the present value techniques. This, together with the fair value of the warrants, was used to determine the value of the Old Notes and resulted in an expense of approximately $2,350, which has been recorded in the statement of operations report for the three months ended September 30, 2010. Since the Warrants may be settled in cash in certain instances beyond Tower's control, the fair value of the Warrants was recorded in liabilities and the corresponding entry was part of the overall expense of the debt exchange described above.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 4                 -      RECENT DEVELOPMENTS AND OTHERS (cont.)

F.	Debt Restructuring (cont.)

(3)           Israeli Banks Loans Repayment Extension

During 2010, Tower signed and closed definitive agreements with the Israeli Banks pursuant to which Tower pre-paid a portion of its debt and refinanced the remainder. Pursuant to the agreements: (1) Tower pre-paid a total of approximately $50,000 of its loans; (2) the commencement date for the repayment of the remaining principal of the Israeli Banks’ loans totaling approximately $160,000, was rescheduled such that the outstanding loans would be repaid in ten quarterly installments between September 2013 and December 2015;  (3) the interest rate on the remaining principal of the Israeli Bank's loans was set to be USD LIBOR plus 2.75% per annum; and (4) the Banks provided Tower with a consent to issue additional long-term notes in an amount of up to $100,000 , such issuance has been made by Tower in October 2010, see Note G below.

The debt to the Banks is carried at fair value through earnings and the effects of the changes described above have been included in the measurement of the fair value of the loans as presented in Note 3(B).

G.	Fund Raising Through the Issuance of Debentures in Israel

In 2010, Tower filed a shelf prospectus in Israel, which became effective in September 2010. On the basis of this shelf, and pursuant to a prospectus supplement filed in Israel in October 2010, Tower raised an aggregate principal amount of approximately $100,000 through the issuance of long-term debentures (“Series F Debentures”), due in two equal installments in December 2015 and December 2016. The Series F Debentures are fully linked to the US Dollar, carry an interest rate of 7.8 percent per annum, and will be convertible into Tower's ordinary shares during the period commencing in September 2012 and ending in December 2016, with a conversion price that shall be equal to 120% of the average trading price of Tower’s ordinary shares on the Tel-Aviv Stock Exchange during the 15 trading days before September 18, 2012, provided that in no event will the price be more than NIS 6.5 (subject to certain adjustments), and not less than NIS 1.0. The Series F Debentures are unsecured and subordinated to any secured indebtedness from time to time outstanding, as well as subordinated to our indebtedness to our Israeli banks pursuant to the credit facility agreement. The amounts, although denominated in NIS are fully linked to the US Dollar, including exercise prices discussed above.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
(dollars in thousands, except share data and per share data)

NOTE 4                 -      RECENT DEVELOPMENTS AND OTHERS (cont.)

H.           Shareholders' Equity and Earning (Loss) per Ordinary Share

During the nine months ended September 30, 2010, shareholders’ equity increased by a net amount of $45,553, mainly as a result of: (i) an additional equity investment by YA, see Note 4D; (ii) convertible debentures and warrants which were converted and exercised into approximately 21 million ordinary shares of the Company for approximately $34,206, (iii) offset by the loss for the nine months ended September 30, 2010.

The weighted average number of ordinary shares outstanding, that was used for the basic earning (loss) per share calculation, for the nine months ended September 30, 2010 and September 30, 2009 was approximately 228 million and 162 million, respectively and for the three months ended September 30, 2010 and September 30, 2009 was approximately 246 million and 167 million, respectively. The weighted average number of ordinary shares, that was used for the diluted earning (loss) per share calculation, for the nine months ended September 30, 2010 and September 30, 2009 was approximately 228 million and 162 million, respectively, and for the three months ended September 30, 2010 and September 30, 2009 was approximately 666 million and 167 million, respectively.

I.	Income Taxes

The gross amount of tax benefits which Jazz did not recognize for accounting purposes in the financial statements during the three months ended September 30, 2010 has increased by approximately $5,400.

J.	Leases

Jazz leases the use of its fabrication facilities from Conexant under non-cancellable operating leases that expire during 2017 and has the unilateral option to extend the terms of each of these leases for two consecutive five-year periods ending in 2027. Under the leases, as amended, Jazz’s headquarter offices may be relocated once to another building within one mile of its current location, at Conexant’s option and expense, subject to certain conditions. In January 2010, Conexant announced that it had agreed, subject to closing conditions, to sell Jazz’s fabrication facilities, land and headquarters to a residential and mixed-use developer of California urban real estate projects, however, in March 2010, it has been announced that the agreement for the proposed sale by Conexant had been terminated.